December 8, 2014

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Andrew Mew
Senior Assistant Chief Accountant

Re:	Astronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 7, 2014
Commission file no. 000-07087

Dear Mr. Mew:

By this letter, Astronics Corporation (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual report on Form 10-K for the year ended December 31, 2013 filed with the Commission on March 7, 2014. The comments of the Staff were set forth in a letter of comment dated November 17, 2014 (the “Staff Letter”). The Company’s responses to the comments set forth in the Staff Letter have been titled and numbered to correspond to those of the Staff Letter.

Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

Form 10-K

Legal proceedings, page 11

Staff Comment

1. We note your disclosure regarding an action relating to an allegation of patent infringement. Please disclose the date the action was instituted, the specific relief sought, including quantification of the monetary damages, and include a more complete description of the factual basis alleged to underlie the proceeding. Refer to Item 103 of Regulation S-K.

December 8, 2014

Company Response:

1. On December 29, 2010, Lufthansa Technik AG (“Lufthansa”) filed a Statement of Claim in the Regional State Court of Mannheim, Germany. Lufthansa’s claim asserts that our subsidiary, Astronics Advanced Electronic Systems Corp. (“AES”) sold, marketed and brought into use in Germany a power supply system which infringes upon a German patent held by Lufthansa. The relief sought by Lufthansa includes requiring AES to stop selling and marketing the allegedly infringing power supply system, a recall of allegedly infringing products sold to commercial customers since December 26, 2003 and compensation for damages. The claim does not specify an estimate of damages and a damages claim will be made by Lufthansa only if it receives a favorable ruling on the determination of infringement. As such, we do not currently have sufficient information to provide an estimate of AES’s potential exposure related to this matter. In future filings we will include the date the action was instituted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Contractual Obligations, page 24

Staff Comment

2. Please tell us and revise to disclose the nature of the items that comprise the line item “other long-term liabilities” and where such amounts are classified on the balance sheet as it is not apparent from the disclosures provided in the notes to the financial statements or elsewhere in the filing.

Company Response

2. Items that comprise “Other Long-term Liabilities” on the Contractual Obligations table include:

-	$12.1 million for the estimated fair value of future earn-out payments relating to the acquisitions of Ballard and AeroSat.

-	$1.2 million relating to various long-term commitments.

On the balance sheet, $6.5 million is included in Long-term Other Liabilities and $0.6 million is included in Current Liabilities – Other Accrued Expenses. Subsequent to the filing of the Form 10-K, we noted a typographical error in the Contractual Obligations table where the amount included in the table for the obligation relating to the AeroSat earn-out obligation was in error. Other Long-term Liabilities on the Contractual Obligations Table was overstated by $6.2 million. We considered the error and its significance and determined that it was not material to warrant amending the Form 10-K. The table was corrected in subsequent quarterly filings.

December 8, 2014

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

Note 19 – Acquisitions

Staff Comment

3. Please revise to include all disclosures required by paragraphs e through h of ASC 805-10-50-2 for the PGA and AeroSat acquisitions. In this regard, please note that such disclosures regarding the acquisitions that are individually immaterial but material in the aggregate are required by ASC 805-10-50-3.

Company Response

3. The disclosures required by paragraphs (e) and (f) of ASC 805-10-50-2 are applicable to transactions that are recognized separately from the acquisitions of assets and assumptions of liabilities in the business combination. There were no such transactions in conjunction with the PGA or AeroSat acquisitions. Accordingly, these paragraphs are not applicable.

The disclosures required by paragraph (g) of ASC 805-10-50-2 are applicable to business combinations achieved in stages. PGA and AeroSat were each acquired in a single transaction, and were not consummated in stages. Accordingly, the disclosures required by paragraph (g) are also not applicable.

With respect to paragraph (h) of ASC 805-10-50-2, we have not included the disclosures on the basis of the immateriality of the PGA and AeroSat acquisitions. In conducting this analysis, we evaluated whether either PGA or AeroSat was a significant subsidiary, considering both quantitative and qualitative factors. Based on that evaluation, we concluded that each acquisition was individually immaterial, and thus did not require the disclosures indicated in paragraph (h) of ASC 805-10-50-2.

We then considered whether these two individually immaterial acquisitions were material in the aggregate. Based on both a quantitative analysis, as well as consideration of qualitative factors, we concluded that the PGA and AeroSat acquisitions were immaterial in the aggregate, and therefore the disclosures indicated in paragraph (h) of ASC 805-10-50-2 were not required. We believe we have disclosed all material and meaningful information to investors in our Form 10-K and subsequent Form 10-Q filings.

December 8, 2014

Staff Comment

4. In a related matter, we note your disclosure that the purchase price allocation for each of these acquisitions is not finalized. In this regard, please revise to include the disclosures required by ASC 805-10-50-6.

Company Response

4. Both PGA and AeroSat were acquired in the fourth quarter of 2013, on December 5, 2013 and October 1, 2013, respectively. In the case of AeroSat, footnote 19 to our financial statements filed within Form 10-K for the annual period ended December 31, 2013 states that “The purchase price allocation for the acquisition is not finalized as the fair value valuation of the earn out liability is still being evaluated.” The purchase price allocation for AeroSat was completed in the second quarter of 2014, and was included in our quarterly report on Form 10-Q for the quarterly period ended June 28, 2014. In the case of PGA, the purchase price allocation was incomplete for all assets and liabilities, given the close proximity of the acquisition date to year-end. This fact was disclosed in footnote 19 to our financial statements filed within Form 10-K for the annual period ended December 31, 2013, which states that “The purchase price allocation for the acquisition is not finalized as the fair value valuation of assets and liabilities is not complete.” The purchase price allocation was completed in the third quarter of 2014, and was included in our quarterly report on Form 10-Q for the quarterly period ended September 27, 2014.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ASTRONICS CORPORATION

By:	/s/ David C. BURNEY
David C. Burney
Vice President and Chief Financial Officer

cc:	Julie Davis, Esq.
Robert J. Olivieri, Esq.